                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                      For the quarter ended March 31, 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

        In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to the legal currency of the United States. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

        Our financial statements are presented in accordance with United States generally accepted accounting principals ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our capacity expansion plans and the construction and equipping of our new fabrication facility as described under item 5 of this document, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, changes in the market outlook, customer demands, availability of materials, equipment, manpower and timely regulatory approvals, as well as the availability of financing and the terms thereof, could affect our capacity expansion plans and the construction and equipping of our new fabrication facility. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)


                                                                        Three Months Ended March 31,
                                                                         ---------------------------
                                                                            1999             2000
                                                                         ----------       ----------
   Net revenue                                                           $  130,812       $  238,409
   Cost of revenue                                                          118,127          154,340
                                                                         ----------       ----------
   Gross profit                                                              12,685           84,069
                                                                         ----------       ----------

   Operating expenses:
      Research and development                                               12,081           17,306
      Fab start-up costs                                                         --           11,668
      Sales and marketing                                                    10,070            9,319
      General and administrative                                             10,302           15,509
      Costs incurred on termination of development program                    6,500               --
      Stock-based compensation                                                1,644            1,109
                                                                         ----------       ----------
              Total operating expenses                                       40,597           54,911
                                                                         ----------       ----------

   Operating income (loss)                                                  (27,912)          29,158
   Equity in loss of CSP                                                     (2,654)              --
   Equity in loss of SMP                                                     (5,838)          (2,252)
   Other income                                                                 321            2,284
   Interest income                                                              663            7,875
   Interest expense                                                          (4,621)          (3,697)
   Exchange gain                                                              5,520            1,799
                                                                         ----------       ----------
   Income (loss) before income taxes                                        (34,521)          35,167
   Income tax expenses                                                         (356)          (3,770)
                                                                         ----------       ----------
   Income (loss) before minority interest                                   (34,877)          31,397
   Minority interest in loss of CSP                                              --            6,420
                                                                         ----------       ----------
   Net income (loss)                                                     $  (34,877)      $   37,817
                                                                         ==========       ==========

   Net income (loss) per share and ADS

   Basic net income (loss) per share                                     $    (0.04)      $     0.03
   Diluted net income (loss) per share                                        (0.04)            0.03

   Basic net income (loss) per ADS                                       $    (0.35)      $     0.30
   Diluted net income (loss) per ADS                                          (0.35)            0.29

   Number of shares (in millions) used in computing:
   -   basic net income (loss) per share                                      985.7          1,279.9
   -   diluted net income (loss) per share                                    985.7          1,307.8

   Number of ADS (in millions) used in computing:
   -   basic net income (loss) per ADS                                         98.6            128.0
   -   diluted net income (loss) per ADS                                       98.6            130.8



The accompanying notes are an integral part of these consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                                                     As of
                                                                        --------------------------------
                                                                         December 31,       March 31,
                                                                             1999              2000
                                                                        -------------      -------------
   ASSETS
   Cash and cash equivalents                                            $     544,996      $     509,396
   Accounts receivable                                                        141,226            130,942
   Inventories                                                                 33,619             34,646
   Other current assets                                                         9,946             15,493
                                                                        -------------      -------------
             Total current assets                                             729,787            690,477
   Property, plant and equipment, net                                       1,282,106          1,414,213
   Investment in SMP                                                           47,036             53,569
   Other non-current assets                                                    73,979             59,469
                                                                        -------------      -------------
             Total assets                                               $   2,132,908      $   2,217,728
                                                                        =============      =============

   LIABILITIES AND SHAREHOLDERS' EQUITY
   Accounts payable                                                     $     152,401      $     148,776
   Current installments of obligations under capital leases                     5,767              5,973
   Current installments of long-term debt                                     119,991            118,083
   Accrued operating expenses                                                 127,147            158,654
   Other current liabilities                                                   29,919             36,333
                                                                        -------------      -------------
             Total current liabilities                                        435,225            467,819
   Obligations under capital leases, excluding current
        installments                                                            7,822              7,793
   Long-term debt, excluding current installments                             423,668            431,980
   Other liabilities                                                           67,279             54,135
                                                                        -------------      -------------
             Total liabilities                                                933,994            961,727
   Minority interest                                                           57,164             74,170
   Shareholders' equity                                                     1,141,750          1,181,831
                                                                        -------------      -------------
             Total liabilities and shareholders' equity                 $   2,132,908      $   2,217,728
                                                                        =============      =============


The accompanying notes are an integral part of these consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)


                                                                           For The Three Months Ended
                                                                           --------------------------
                                                                           March 31,       March 31,
                                                                              1999            2000
                                                                           ---------       ---------
   CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                       $ (34,877)      $  37,817
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Equity in loss of CSP                                                  2,654              --
        Equity in loss of SMP                                                  5,838           2,252
        Depreciation and amortization                                         64,810          71,291
        Foreign exchange gain on financing activities                         (2,134)         (1,527)
        Minority interest in loss of CSP                                          --          (6,420)
        (Gain) loss on disposal of property, plant and equipment               2,896            (377)
        Stock-based compensation                                               1,644           1,109
        Other                                                                  1,674            (168)
   Changes in operating working capital:
        Accounts receivable                                                   (2,591)          7,639
        Amount due from ST, ST affiliates, CSP and SMP                        (7,052)         (1,528)
        Inventories                                                              899          (1,027)
        Prepaid expenses                                                      (1,143)         (1,550)
        Trade accounts payable                                                (3,126)         (1,822)
        Accrued operating expenses                                           (22,662)         34,224
        Other current liabilities                                             (2,206)          4,697
                                                                           ---------       ---------
   Net cash provided by operating activities:                                  4,624         144,610
                                                                           ---------       ---------

   CASH FLOWS FROM INVESTING ACTIVITIES
   Proceed from sale of property, plant and equipment                            468           2,778
   Purchase of property, plant and equipment                                 (20,882)       (203,715)
   Technology license fees paid                                               (2,000)             --
   Investment in SMP                                                          (8,511)         (8,784)
                                                                           ---------       ---------
   Net cash used in investing activities:                                    (30,925)       (209,721)
                                                                           ---------       ---------

   CASH FLOWS FROM FINANCING ACTIVITIES
   Bank overdrafts                                                            (3,082)             --
   Customer deposits, net                                                    (23,490)        (12,776)
   Loans from ST and ST affiliates
        Borrowings                                                             1,562              --
        Repayments                                                            (1,562)             --
   Long term debt
        Borrowings                                                                --          59,880
        Repayments                                                            (4,665)        (42,399)
   Issuance of shares by the Company                                              39           1,494
   Issuance of shares by CSP to minority shareholders                             --          23,426
                                                                           ---------       ---------
   Net cash provided by (used in) financing activities:                      (31,198)         29,625
                                                                           ---------       ---------

   Net (decrease) increase in cash and cash equivalents                      (57,499)
                                                                                             (35,486)
   Effect of exchange rate changes on cash and cash equivalents                  (31)           (114)
   Cash at the beginning of the period                                        99,619         544,996
                                                                           ---------       ---------
   Cash at the end of the period                                           $  42,089       $ 509,396
                                                                           =========       =========


The accompanying notes are an integral part of these consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2000

1       Business and Organization

        Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities, all of which are located in Singapore. The Company is currently in the process of constructing a sixth fabrication facility in Singapore. Fabs 1, 2 and 3 are wholly-owned by the Company. Fab 5 is operated by Silicon Manufacturing Partners, known as SMP, which is jointly-owned with Lucent Technologies Microelectronics Pte Ltd. Fab 6, known as Chartered Silicon Partners, or CSP, is jointly-owned with an affiliate of the Government of Singapore and a subsidiary of Agilent Technologies B.V. Fab 7, which is also wholly-owned by the Company, is in the design and initial construction phase.

        We were incorporated in Singapore in 1987. As of March 31, 2000, we were 70.1% owned by Singapore Technologies Pte Ltd, or ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore. After giving effect to a global offering by the Company, an affiliate of ST and certain other shareholders on May 9, 2000, ST and its affiliates hold approximately a 62.3% interest in our Company.

2       Basis of Presentation

        The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

3.      Principles of Consolidation

        The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant transactions among the parent and consolidated affiliates have been eliminated.

4.      Investment in CSP and SMP

        The equity accounting method is applied for the investment in SMP, as well as for the investment in CSP for the period prior to October 1, 1999.

5.      Contingencies

        As is typical in the semiconductor industry, the Company has from time to time received communications from third parties asserting patents that cover certain of the Company's technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses for use in its business and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

        The Company has accrued a liability for, and charged to its results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $13.5 million as of March 31, 2000. No assurance can be given that such provisions are adequate.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:


                                                                        Three Months Ended March 31,
                                                                        ----------------------------
                                                                           1999             2000
                                                                        ----------        ----------
                                                                      (as a percentage of net revenue)

   Net revenue                                                               100.0%            100.0%
   Cost of revenue                                                            90.3              64.7
                                                                        ----------        ----------
   Gross profit                                                                9.7              35.3
                                                                        ----------        ----------

   Operating expenses:
      Research and development                                                 9.2               7.3
      Fab start-up costs                                                        --               4.9
      Sales and marketing                                                      7.7               3.9
      General and administrative                                               7.9               6.5
      Costs incurred on termination of development program                     5.0                --
      Stock-based compensation                                                 1.3               0.5
                                                                        ----------        ----------
              Total operating expenses                                        31.1              23.1
                                                                        ----------        ----------

   Operating income (loss)                                                   (21.4)             12.2
   Equity in loss of CSP                                                      (2.0)               --
   Equity in loss of SMP                                                      (4.5)             (0.9)
   Other income                                                                0.2               1.0
   Interest income                                                             0.5               3.3
   Interest expense                                                           (3.5)             (1.6)
   Exchange gain                                                               4.2               0.8
                                                                        ----------        ----------
   Income (loss) before income taxes                                         (26.5)             14.8
   Income tax expenses                                                        (0.3)             (1.6)
                                                                        ----------        ----------
   Income (loss) before minority interest                                    (26.8)             13.2
   Minority interest in loss of CSP                                             --               2.7
                                                                        ----------        ----------
   Net income (loss)                                                         (26.8)             15.9
                                                                        ==========        ==========


Three months ended March 31, 1999 and March 31, 2000

        Net revenue. Net revenue increased 82.3% from $130.8 million in the three months ended March 31, 1999 to $238.4 million in the three months ended March 31, 2000. The higher revenue was due to the addition of new customers and higher demand resulting from what the Company believes is the increased trend toward outsourcing by Integrated Device Manufacturers, or IDMs, and System OEMs.

        Increasingly Europe is becoming a significant part of our business while the U.S. remains as our dominant region. Net revenue increased 1,115.8% from $4.7 million for the three months ended March 31, 1999 to $56.7 million for the three months ended March 31, 2000 for Europe and 39.2% from $100.5 million for the three months ended March 31, 1999 to $139.9 million for the three months ended March 31, 2000 for the U.S.

        The number of eight-inch equivalent wafers shipped increased from 153,800 in the three months ended March 31, 1999 to 210,100 in the three months ended March 31, 2000, an increase of 56,300 or 36.7%. Average selling prices also contributed to the improvement in net revenue. Average selling prices increased from $916 per wafer (adjusted to exclude the terminated print-head business) in the three months ended March 31, 1999 to $1,134 per wafer in the three months ended March 31, 2000. The improvement in the average selling price was mainly due to the shipment of wafers with a higher mix of advanced technologies.

        Cost of revenue and gross profit. Cost of revenue increased 30.7% from $118.1 million in the three months ended March 31, 1999 to $154.3 million in the three months ended March 31, 2000, principally due to the increase in production volumes. The increase in the number of wafers produced resulted in a 4.4% decrease in average cost per wafer from $768 in the three months ended March 31, 1999 to $734 in the three months ended March 31, 2000. The higher average selling price and lower cost per wafer resulted in an improvement in gross margin from 9.7% in the three months ended March 31, 1999 to 35.3% in the three months ended March 31, 2000.

        Research and development expenses. Research and development expenses increased by 43.2% from $12.1 million for the three months ended March 31, 1999 to $17.3 million for the three months ended March 31, 2000 due to expenses for the development of 0.18um process technology as well as other advanced processes. As a percentage of net revenue, research and development expenses reduced from 9.2% for the three months ended March 31, 1999 to 7.3% for the three months ended March 31, 2000.

        Fab start-up costs. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe B.V. and EDB Investments Pte Ltd, the Company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs for the three months ended March 31, 2000 were related to the start-up costs at CSP.

        General and administrative expenses. General and administrative expenses increased by 50.5% from $10.3 million for the three months ended March 31, 1999 to $15.5 million for the three months ended March 31, 2000 due primarily to higher administrative headcount to support increased operating activities which resulted in higher payroll and staff related expenses. As a percentage of net revenue, general and administrative expenses reduced from 7.9% for the three months ended March 31, 1999 to 6.5% in the three months ended March 31, 2000.

        Equity in loss of CSP. Prior to October 1, 1999, CSP was accounted for using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $2.7 million for the three months ended March 31, 1999 (the period of time during which CSP was accounted for using the equity method).

        Equity in loss of SMP. Our share of the loss in SMP was $5.8 million in the three months ended March 31, 1999 and $2.3 million in the three months ended March 31, 2000. The reduction in loss was the result of production ramp up in SMP.

        Other income. Other income increased from $0.3 million in the three months ended March 31, 1999 to $2.3 million in the three months ended March 31, 2000. The increase was mainly due to compensation from one of our customers for a short fall in capacity utilization.

        Interest income. Interest income increased from $0.7 million in the three months ended March 31, 1999 to $7.9 million in the three months ended March 31, 2000. The increase was due to interest earned from cash proceeds from our initial public offering which were placed in fixed deposits.

        Interest expense. Interest expense decreased from $4.6 million in the three months ended March 31, 1999 to $3.7 million in the three months ended March 31, 2000 due to higher interest capitalization as a result of capacity expansion.

        Exchange gain. We recognized an exchange gain of $5.5 million in the three months ended March 31, 1999 and $1.8 million in the three months ended March 31, 2000 due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar.

        Income tax expense. Our income tax expense for the three months ended March 31, 1999 was $0.4 million compared to $3.8 million for the three months ended March 31, 2000. The higher income tax expense was primarily the result of taxes payable on the increase in interest income.

        Minority interest in loss of CSP. The minority interest in loss of CSP of $6.4 million for the three months ended March 31, 2000 results from the consolidation of CSP as a subsidiary from October 1, 1999.


LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2000, our principal sources of liquidity included $509.4 million in cash and cash equivalents and $293.6 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

        Net cash provided by operating activities totaled $144.6 million for the three months ended March 31, 2000 and $4.6 million for the three months ended March 31, 1999. The $144.6 million of net cash generated from operating activities for the three months ended March 31, 2000 was mainly attributable to improved net income and an increase in accrued operating expenses.

        Net cash used in investing activities totaled $209.7 million for the three months ended March 31, 2000 and $30.9 million for the three months ended March 31, 1999. Our investing activities have consisted primarily of capital expenditures totaling $203.7 million for the three months ended March 31, 2000 and $20.9 million for the three months ended March 31, 1999. Capital expenditures have been principally comprised of the purchase of semiconductor equipment for the equipping of our fabs.

        Net cash provided by financing activities totaled $29.6 million for the three months ended March 31, 2000. Cash generated from financing activities for the three months ended March 31, 2000 was principally from long term borrowings to finance our expansion, partly offset by the return of customer deposits and repayment of loans. Net cash used in financing activities totaled $31.2 million for the three months ended March 31, 1999. The cash outflow from financing activities for the three months ended March 31, 1999 was principally due to the return of customer deposits and repayment of loans.

INVESTMENT IN SMP

        The investment in SMP as of December 31, 1999 and March 31, 2000 consisted of the following:


                                                           As of
                                              ---------------------------------
                                              December 31,         March 31,
                                                   1999              2000
                                              -------------       -------------
                                                (in thousands of US Dollars)

   Cost                                       $      85,175       $      93,959
   Share of retained post-formation loss            (38,139)            (40,390)
                                              -------------       -------------
                                              $      47,036       $      53,569
                                              =============       =============

        The Company accounts for its 49% investment in SMP using the equity method. Under the terms of the strategic alliance agreement, the Company is committed to making a total equity investment in SMP of up to $122.2 million, of which $94.0 million has been invested.

        Under the strategic alliance agreement with the majority shareholder of SMP, in arriving at the share of net income attributable to the Company, the Company is entitled to the margins from sales to customers directed to SMP by the Company, after deducting a 49% share of the overhead costs of SMP. Accordingly, SMP's net results are not expected to be shared in the same ratio as the equity holding. The Company accounts for its due share of SMP's net results in accordance with the terms of the strategic alliance agreement.

        SMP commenced recording of revenue in the quarter ended June 30, 1999.

        Shown below is aggregated summarized financial information for SMP.


                                                       As of
                                          ---------------------------------
                                          December 31,         March 31,
                                               1999              2000
                                          -------------       -------------
                                            (in thousands of US Dollars)

   Current assets                         $      40,495       $      56,567
   Property, plant and equipment                300,556             389,577
   Other current liabilities                     52,821              71,582
   Long term debt                               187,000             260,000
   Shareholders' equity                         101,230             114,562


                                                As of
                                   ---------------------------------
                                   December 31,         March 31,
                                        1999              2000
                                   -------------       -------------
                                     (in thousands of US Dollars)


   Net revenue                                --       $      34,501
   Gross loss                                 --               1,254
   Operating loss                  $      11,800               1,809
   Net loss                               11,914               4,597

        SMP has a term loan facility of $445 million with several banks and financial institutions for capital expenditures, equipment and operating costs. As of March 31, 2000, $260 million had been drawn on this facility. The loan matures March 17, 2005 and carries an interest rate of LIBOR rates with margin. Interest is payable quarterly and principal will be amortized in seven equal semi-annual installments commencing March 17, 2002 (for Tranche A of $300 million) and September 3, 2002 (for Tranche B of $145 million). Borrowings under this facility are secured.


Item 3. Quantitative and Qualitative Disclosures About Market Risk

        For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 20, 2000, which is incorporated herein by reference.


                           PART II - OTHER INFORMATION


Item 1. Legal Proceedings

        The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2. Changes in Securities and Use of Proceeds

        As of March 31, 2000, of the net proceeds from our initial public offering, approximately $24.4 million has been used for an equity injection in CSP, $8.8 million has been used for an equity injection in SMP and $48.0 million has been used for capital expenditures. The remaining proceeds are invested in various time deposits with institutions. None of the net proceeds from our initial public offering were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.


Item 3. Defaults Upon Senior Securities.

        None.

Item 4. Submission of Matters to a Vote of Security Holders.

        None.

Item 5. Other Information

        In January 2000, we announced our intention to double manufacturing capacity from approximately 700,000 wafers a year to 1.4 million wafers a year by the end of 2001. The capacity expansion plans are being implemented in stages that will allow us to add capacity on a continuing basis. A copy of the news release announcing the capacity expansion plans was filed with the SEC on Form 6-K dated January 24, 2000.

        In February 2000, we commenced construction of Fab 7 which is located at our main Singapore campus located at Woodlands Industrial Park. This new fab will be equipped to support advanced manufacturing process technologies starting at 0.15um. The cost of construction and equipment in the new facility is currently estimated at approximately $2.1 billion. First wafer output at the new facility is expected to occur in mid-2001. A copy of the news release announcing the construction of Fab 7 was filed with the SEC on Form 6-K dated February 23, 2000.

        On May 9, 2000, our Company, an affiliate of ST and certain other shareholders completed a global offering of 135,100,000 ordinary shares (directly or in the form of American Depositary Shares, or ADSs) at an offering price of $65.00 per ADS. Of the 135,100,000 ordinary shares (directly or in the form of ADSs) sold in the global offering, 78,000,000 ordinary shares were newly issued shares sold by the Company and 57,100,000 ordinary shares (directly or in the form of ADSs) were sold by the selling shareholders. In connection with the global offering, we and an affiliate of ST have also granted the underwriters an option to purchase an additional 11,700,000 and 8,565,000 ordinary shares (directly or in the form of ADSs), respectively, to cover overallotments, if any. A registration statement on Form F-1 under the Securities Act of 1933 (File No. 333-34194) and a registration statement on Form F-6 under the Securities Act of 1933 (File No. 333-34682) were filed in connection with the global offering and were declared effective on May 3, 2000. We received approximately $492.5 million from the ordinary shares (including ordinary shares represented by ADSs) we sold in the global offering. We did not receive any of the proceeds from the sale of ordinary shares (including ordinary shares represented by ADSs) by the selling shareholders. For further information with respect to our Company and the ordinary shares and ADSs offered in the global offering, please refer to the registration statements.


Item 6. Exhibits and Reports on Form 6-K

(a)     Exhibits

          1.1 U.S. Underwriting Agreement dated May 4, 2000 by and among the Company, Singapore Technologies Semiconductors Pte Ltd and the underwriters listed on the signature pages thereto.

          1.2 International Underwriting Agreement dated May 4, 2000 by and among the Company, the selling shareholders and the underwriters listed on the signature pages thereto.

         *10.1 First Ancillary Agreement to the Technology Transfer and License
               Agreement dated January 24, 2000 by and among the Company, Chartered Silicon Partners Pte Ltd and Motorola, Inc.

        **10.2 Turnkey Subcontract Agreement for Sort, Assembly and/or Final
               Test Services dated March 21, 2000 by and between the Company and ST Assembly Test Services Ltd


(b)     Reports on Form 6-K

        During the quarter ended March 31, 2000, the Company filed the following current reports on Form 6-K.:

        1. On January 24, 2000, we filed a Form 6-K reporting the announcement of our results for the quarter and year ended December 31, 1999 and our capacity expansion plans.

        2. On February 23, 2000, we filed a Form 6-K reporting the announcement of the ground breaking for our new fabrication facility to be located in Singapore.


--------
* Filed as an exhibit to the Company's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 20, 2000, which exhibit is incorporated herein by reference.

** Filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 333-34194), which exhibit is incorporated herein by reference.

                                          SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: May 15, 2000

                               CHARTERED SEMICONDUCTOR
                               MANUFACTURING LTD

                               By: /s/ Barry Waite
                               -----------------------------------------
                               Name:   Barry Waite
                               Title:  President and Chief Executive Officer

                               By: /s/ Chia Song Hwee
                               -----------------------------------------
                               Name:   Chia Song Hwee
                               Title:  Senior Vice President and Chief
                                       Financial Officer

                                        Exhibit Index

          1.1 U.S. Underwriting Agreement dated May 4, 2000 by and among the Company, Singapore Technologies Semiconductors Pte Ltd and the underwriters listed on the signature pages thereto.

          1.2 International Underwriting Agreement dated May 4, 2000 by and among the Company, the selling shareholders and the underwriters listed on the signature pages thereto.

         *10.1 First Ancillary Agreement to the Technology Transfer and License
               Agreement dated January 24, 2000 by and among the Company, Chartered Silicon Partners Pte Ltd and Motorola, Inc.

        **10.2 Turnkey Subcontract Agreement for Sort, Assembly and/or Final
               Test Services dated March 21, 2000 by and between the Company and ST Assembly Test Services Ltd


------------------------
* Filed as an exhibit to the Company's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 20, 2000, which exhibit is incorporated herein by reference.
** Filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 333-34194), which exhibit is incorporated herein by reference.